October 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katharine Garrett and Michael Volley

Re:         Quaint Oak Bancorp, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Form 10-Q for Fiscal Quarter Ended June 30, 2024

File No. 000-52694

Ladies and Gentlemen:

On behalf of Quaint Oak Bancorp, Inc. (the “Company”), please accept this letter as the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the ‘SEC”) set forth in its letter dated September 11, 2024 (the “Comment Letter”), regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023 and Form 10-Q for the Fiscal Quarter Ended June 30, 2024 (the “Q2 Form 10-Q”).

For your convenience, each comment from the Comment Letter is restated below prior to the response to such comment. Page and caption references in the text of this letter correspond to pages and captions in the Form 10-K and Q2 Form 10-Q, as applicable, unless otherwise indicated. All capitalized terms used but not defined in this letter have the meaning ascribed to such terms in the Form 10-K and Q2 Form 10-Q.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 1. Business

Quaint Oak Bank's Lending Activities, page 2

1.

We note your disclosure on page 2, and on page 42 of Exhibit 13.0, that there was no impact on the allowance for credit losses from your adoption of ASU 2016-13 on January 1, 2023. Please tell us the following:

•	Describe the reasons for the lack of any change in your allowance for credit losses upon the adoption of ASU 2016-13.

•

Specifically, tell us how using the contractual term of your loans adjusted for prepayments as well as reasonable and supportable forecasts to estimate expected credit losses under ASU 2016-13 impacted the measurement of your allowance for credit losses as compared to your previous policy under the incurred loss methodology.

October 11, 2024

•

More specifically tell us how the change in methodology due to the adoption of ASC 2016-13 resulted in a reduction of the provision for credit losses in 2023 as compared to 2022 as disclosed on page 11 of Exhibit 13.0.

Company Response:

The adoption of ASC 2016-13 on January 1, 2023 resulted in an overall minor impact to the allowance for credit losses which the Company deemed immaterial.

The Financial Accounting Standards Board (FASB) specifically addressed the WARM method in January 2019 in FASB Staff Q&A Topic 326, No. 1 and indicated that the WARM method is one of many methods that could be used to estimate an allowance for credit losses for less complex financial asset pools under Subtopic 326‐20. As part of the CECL project, management evaluated several methodologies and determined that the WARM method was appropriate for Quaint Oak Bank based on its loan portfolio size, low historical loss experience and less‐complex portfolio. Overall historical losses were low based on Quaint Oak Bank's historical data and peer data, and did not significantly impact this ratio.

As discussed on page 42, there was a significant reduction in the provision for credit losses for Commercial Real Estate due to an increase in owner occupied real estate loans and a decrease in non-owner occupied real estate loans held during the period.  The total amount of commercial real estate loans did not change significantly, but the proportional balances within this category did, causing a decrease in provision related to this portfolio class as the loss rates for owner occupied are lower than non-owner occupied. All portfolio classes experienced minor changes in qualitative factors associated with the economic conditions in each respective portfolio class.  This, along with an overall decrease in the total outstanding loans in the loan portfolio accounted for the majority of the decrease in provision for credit losses from December 31, 2022 to December 31, 2023.

2.

We note your disclosure that commercial real estate (“CRE”) loans comprised the largest percentage of your loan portfolio, at 54.2% of total loans at December 31, 2023, and that your multi-family residential loans comprised 7.7% of your total loan portfolio at December 31, 2023. We also note your disclosure on page 6 of general loan-to-value limits for multi-family and CRE loans, as well as the fact that approximately 57% of total CRE loans were owner occupied at December 31, 2023. Please revise your future filings to further disaggregate the composition of your total CRE and multi-family loan portfolios at each period end to more clearly disclose material geographic and other concentrations to the extent material to an investor’s understanding of credit risk in your CRE and multi- family loan portfolios. Relevant other concentrations could include disaggregated disclosure by borrower/collateral type (e.g., office, hotel, retail, etc.) or by geographic market, and an average and range of loan-to-value ratios.

Company Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosures in future periodic filings to further disaggregate the composition of its CRE and multi-family loan portfolios and provide the loan-to-value ratios to address characteristics we believe are material to an investor’s understanding of credit risk in the Company’s CRE and multi-family loan portfolios.

Form 10-Q for Fiscal Quarter Ended June 30, 2024

Consolidated Statements of Income, page 2

3.

We note you present the gain on sale of Oakmont Capital Holdings, LLC in Non-Interest Income in continuing operations. Please tell us how you determined that your presentation of the gain in continuing operations was appropriate considering the guidance in ASC 205-20-45-3 through 45-3B.

Company Response: Quaint Oak Bank sold its 51% interest in Oakmont Capital Holdings, LLC (OCH) for $4.0 million and recognized the gain of $1.4 million as part of the Bank’s continuing operations. As a result of this sale of OCH, Quaint Oak Bank classified the operations of OCH as discontinued operations under ASC 205-20.

October 11, 2024

Note 8 – Deposits, page 24

4.

We note your disclosure of a major interest bearing checking account deposit customer and a major money market deposit customer. Please revise future filings to clarify whether these are the same customer or if they are different customers. Please provide us your proposed disclosure.

Company Response: The Company will revise footnote (2) to specify that the money market deposit customer is a different customer from the major interest bearing checking account deposit customer referred to in note (1) as follows:

(2)

The Company has identified one major money market deposit customer, a separate customer than the interest bearing checking account deposit customer referred to above in footnote (1), that accounted for approximately 26.0% and 23.7% of total deposits at June 30, 2024 and December 31, 2023, respectively. At both June 30, 2024 and December 31, 2023, the combined outstanding balances of the major deposit customer’s money market accounts totaled approximately $150.0 million.

Liquidity and Capital Resources, page 39

5.

We note the material concentration in deposits to one or two customers disclosed on page 24. Please revise future filings to discuss the reasonably likely consequences of accessing material amounts of funding sources, if needed, on financial metrics, trends and liquidity and any material uncertainties. For example, discuss any material impact to financial results, the need for and impact of capital raises, the likelihood of dividend restrictions, limits on potential stock repurchases, or any other regulatory considerations. Please provide us your proposed disclosure.

Company Response: Set forth below is our proposed disclosure in future filings based on our financial condition as of June 30, 2024.

The Company identified two major deposit customers that accounted for approximately 26.0% and 10.9% of total deposits at June 30, 2024, respectively. The combined outstanding balances of the two major deposit customers totaled approximately $226.3 million at June 30, 2024. If these deposits were to be withdrawn in whole or in part, replacement of the funds may require us to pay higher interest rates on retail deposits or brokered deposits which would have an adverse effect on our net interest income and net income. The replacement of these deposits with other sources of funding such as borrowings could also increase our overall cost of funds and would negatively impact our results of operations. The Company has significant borrowing capacity available to fund liquidity needs, including borrowing agreements with the Federal Home Loan Bank of Pittsburgh and the Federal Reserve Bank of Philadelphia.

Any requirements that we increase our capital ratios or liquidity could require our seeking additional sources of capital through a capital raise that would necessitate issuing additional securities, which could dilute our outstanding shares of our common stock. We may also liquidate certain assets, perhaps on terms that are unfavorable to us or contrary to our business plan. In March 2024, we sold our 51% ownership interest in Oakmont Capital Holdings, LLC, and recognized a $1.4 million gain on sale. Quaint Oak Bank is currently exploring the potential monetization of its property that it owns at 1710 Union Blvd, Allentown, PA 18109 through a potential sale/leaseback transaction. We may also raise capital through the issuance of preferred stock and senior or subordinated debt.

October 11, 2024

The Company and Quaint Oak Bank are subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (the “FRB”), the Federal Deposit Insurance Corporation (“FDIC”) and the Pennsylvania Department of Banking and Securities, each of which may impose restrictions on our ability to pay dividends, repurchase shares or incur additional indebtedness. As the subsidiary of a stock savings and loan holding company, Quaint Oak Bank must file a notice with the appropriate Federal Reserve Bank at least 30 days before a proposed declaration of a dividend to the Company. Under applicable banking regulations, Quaint Oak Bank must file an application for FDIC approval of a capital distribution if: the total capital distributions for the calendar year exceed the sum of Quaint Oak Bank’s net income for that year to date plus the retained net income for the preceding two years; Quaint Oak Bank would not be at least adequately capitalized following the distribution; the distribution would violate any applicable statute, regulation, agreement or FDIC-imposed condition; or Quaint Oak Bank is not otherwise eligible for expedited treatment of its filings with the FDIC. The inability to pay dividends from Quaint Oak Bank to the Company could negatively impact our ability to pay dividends to shareholders, pay interest on our debt or engage in stock repurchases. The Company currently is restricted in declaring or paying dividends, engaging in share repurchases or directly or indirectly, incurring, increasing, or guaranteeing any debt, including any interest payments due on subordinated debentures, without requesting approval in writing at least 20 days prior to the earlier of the proposed declaration, payment, or distribution date, or required notice of deferral or default and receiving the prior written approval of the FRB. To date, the FRB has approved all requests to pay dividends and interest on subordinated debt, however, no assurance can be given that such approvals will be received in the future.

***

The Company believes the foregoing provides a complete response to the Comment Letter. Please contact me directly at (215) 364-4059 if you have any questions or require any additional information.

Sincerely,

Quaint Oak Bancorp, Inc.

/s/John J. Augustine________________________

John J. Augustine

Executive Vice President and Chief Financial Officer